FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, February 27, 2019

Ger. Gen. No. 33/2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Avenida Libertador Bernardo O’Higgins No. 1449

  Ref. SIGNIFICANT EVENT.

To whom it may concern:

Pursuant to article 9 and subparagraph 2 of Article 10 of Law No. 18,045 on the Securities Market and the provisions in General Rule No. 30 of the Commission, and being duly empowered to this effect, I hereby inform you, as a significant event, that the Board of Directors of Enel Américas S.A. ("Enel Américas" or the "Company"), at its meeting held today, has agreed, by the unanimity of its members, to summon an Ordinary Shareholders’ Meeting and an Extraordinary Shareholders' Meeting of the Company, both to be held on April 30, 2019, at San Isidro Street No. 74, Municipality of Santiago, Santiago, Chile.

The Ordinary Shareholders' Meeting was summoned to be held at 9:00 A.M., for consideration and decision of the following issues:

1.                   Approval of the Annual Report, Balance Sheet, Financial Statements and Reports of the External Auditors and Account Inspectors for the year ended December 31, 2018;

2.                   Distribution of profits for the year and payment of dividends;

3.                   Total renewal of the members of the Board;

4.                   Setting of the directors’ compensation;

5.                   Setting of the compensation of the members of the Directors Committee and determination of the committee’s’ budget for the year 2019;

6.                   Report on the expenses of the Board of Directors and the Annual Report of Management of Activities and Expenses of the Directors Committee;

7.                   Appointment of an external audit firm regulated by Title XXVIII of Law No. 18,045;

8.                   Appointment of two Account Inspectors and two alternates and determination of their compensation;

9.                   Designation of Risk Rating Agencies;

10.                Approval of the Investment and Financing Policy;

11.                Presentation of the Dividend Policy and Information on the procedures for the distribution of dividends;

12.                Information on agreements of the Board of Directors related to transactions or contracts governed by Title XVI of Law No. 18,046;

13.                Information on costs of processing, printing and delivering the information required by Resolution No. 1,816 of the Commission;

14.                Other relevant matters that are of interest to and the competence of the Ordinary Shareholders' Meeting; and

15.                Adoption of all other approvals necessary for the proper implementation of the adopted resolutions.

For its part, the Extraordinary Shareholders' Meeting will be held immediately following the Ordinary Shareholders' Meeting, and in the same place, submitting for its consideration and decision a capital increase for up to US$ 3,500,000,000 (three billion five hundred million dollars of the United States of America), which is intended to take advantage of investment opportunities through merger and acquisition transactions and acquiring minority interests in existing investments, and to provide funds to its subsidiary Enel Brasil S.A., through a subsequent capital increase in Enel Brasil S.A. and / or one or more loans thereto, to enable Enel Brasil S.A. to repay a loan provided by Enel Finance International N.V., which replaced debt of Enel Brasil S.A. with banks, associated with the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., as well as the restructuring of the liabilities of the pension funds of Eletropaulo and the reduction of contingent funds.

Specifically, the matters that will be submitted for the consideration and decision of the Extraordinary Shareholders' Meeting will be the following:

1)                   Capital Increase. Increase the capital of Enel Américas in the amount of up to US$ 3,500,000,000 (three billion five hundred million dollars of the United States of America), through the issuance of the corresponding number of newly paid shares, all of the same series and without nominal value, at the price and other conditions approved by the Extraordinary Shareholders' Meeting.

The offering price shall be calculated as the weighted average price of Enel Américas shares on the stock exchanges of Chile, corresponding to the five trading days preceding the date of the start of the first preemptive rights offering period, with a discount of 5%. For these purposes, the Extraordinary Shareholders' Meeting will delegate to the Board of Directors of the Company the calculation of the offering price, applying the aforementioned formula, provided that the offering is commenced within 180 days following the date of the Extraordinary Shareholders' Meeting, in accordance with article 23 of the Chilean Corporations Act Rules.

Likewise, it will be established that the offering of shares must be made in the first instance within the preemptive rights offering period required by article 25 of the Chilean Corporations Act. The shares not subscribed during this first preemptive rights offering period and those corresponding to fractions resulting from the apportionment among the shareholders, will be offered in a second rights offering period only to those shareholders or third parties that have subscribed for shares during the first preemptive rights offering period, pro rata based on the shares subscribed and paid during the aforementioned first preemptive rights offering period, and at the same price per share as they are offered during the first preemptive rights offering period.

2)                   Amendment of Bylaws. Amend the bylaws of Enel Américas, in order to reflect the agreement regarding the capital increase, replacing the Fifth and First Transitory Articles of the bylaws for such purposes.

3)                   Powers to the Board of Directors of Enel Américas for the registration of the new shares in the Securities Registry of the Financial Market Commission and in the local stock exchanges, the registration of the new shares and the new American Depositary Shares with the Securities and Exchange Commission of the United States of America and the New York Stock Exchange (NYSE), and other powers in relation to the capital increase. To empower the Board of Directors of Enel Américas to perform all actions necessary for the capital increase, including requesting the registration of the new shares representing the capital increase in the Securities Registry of the Financial Market Commission and in the local stock exchanges, as well as the registration of the new shares and the new American Depositary Shares with the Securities and Exchange Commission of the United States of America and the New York Stock Exchange (NYSE), to carry out the appropriate actions for the effectuation of the capital increase and, in general, to perform all other acts related to the capital increase, adopting all other agreements that are necessary to formalize and make effective the statutory modifications of Enel Américas described above, with broad powers.

4)                   Other matters related to the Capital Increase. Agree on those other aspects of the capital increase described that the Extraordinary Shareholders' Meeting deems in the best interests to approve and that are necessary and ancillary to this transaction.

The basics, terms and conditions of the capital increase will be made available to shareholders within the time limits established by law, on the website of the Company: www.enelamericas.com.

Sincerely yours,

MAURIZIO BEZZECCHERI

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

            Bolsa de Comercio de Santiago (Santiago Stock Exchange)

            Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

            Banco Santander-Chile - Representante de los Tenedores de Bonos (Bondholders’ Representative)

            Depósito Central de Valores (Central Securities Depositary)

            Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 27, 2019